UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

		Sequential
Exhibit	Description	Page Number

1.	Press release on AFRICAN BROADBAND PROVIDER GULFSAT MADAGASCAR EXPANDS NETWORK WITH ALVARION’S WIMAX SYSTEM, dated January 24, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: January 24, 2006	By:	/s/ Dafna Gruber
Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO                                                    Carmen Deville
+972 3 645 6252                                                          +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                                    carmen.deville@alvarion.com

AFRICAN BROADBAND PROVIDER GULFSAT MADAGASCAR EXPANDS
 NETWORK WITH ALVARION’S WIMAX SYSTEM
BreezeMAX™ To Be Used To Target Residential Subscribers in Capital City
---

TEL-AVIV, Israel, January 24, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that African broadband provider, Gulfsat Madagascar, will expand its current network using Alvarion’s BreezeMAX, its award winning WiMAX system. Since 2003, Gulfsat has been providing broadband services to corporate subscribers using Alvarion’s BreezeACCESS® OFDM system operating in 3.5 GHz. The addition of the BreezeMAX network, also operating at 3.5 GHz, is part of the operator’s strategy to target residential subscribers with greater coverage and increased capacity. As part of the deployment, Gulfsat plans to use Alvarion’s BreezeMAX PRO customer premise equipment (CPE) that uses the Intel® PRO/Wireless 5116 WiMAX chip.

“We are excited to be the first service provider to bring WiMAX to Madagascar,” said Mr. Mohib Pirbay, CEO of Gulfsat Madagascar. “Initially, this network will offer broadband services to residential subscribers in the capital city of Antananarivo, adding to our current base of corporate customers. We look forward to accelerating growth in this market segment with Alvarion in the future.”

BreezeMAX™ is Alvarion’s WiMAX platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 140 installations in more than 30 countries around the world.

“We are pleased that Gulfsat Madagascar has again selected Alvarion for its network needs joining many other innovative carriers in Africa and elsewhere in deploying the most popular WiMAX system in the world,” commented Tzvika Friedman, CEO and president of Alvarion. “And with the BreezeMAX PRO CPE containing the Intel chip, it’s another milestone toward the widespread adoption of WiMAX standard products. This network highlights Alvarion’s unmatched ability to combine WiMAX products, professional services, and our global reach to deploy WiMAX networks in any location worldwide.”

###

About Gulfsat Madagascar

Gulfsat Madagascar is a leading provider of wireless Internet services as well as managed Infocom solutions based on the wireless and VSAT communication in Madagascar. Gulfsat Madagascar offers comprehensive, secure and integrated solutions for enterprises/SOHO users to enable them to have the best quality Internet services to run their business critical IT applications. While enterprises focus on their core competencies, Gulfsat Madagascar provides them with a unique opportunity to have a single point solution for some of their critical & complex requirements. Specific solutions include Internet / Intranet services, hosting of web/e-mail/FTP servers, a completely managed firewall solution, all terrain connectivity and management of critical IT resources. The operative words for all solutions being Anywhere, Anytime, Available …

Gulfsat Madagascar has a strong technical team of 80 technical staff providing industry best support with adaptation of the best service practices which are in line with ISO support policies and practices with its vast support coverage in Madagascar. Gulfsat Madagascar has unique capability of running and fine tuning almost every application being used of variety of customers as business communication to provide the best performance over the wireless media including one of the major banking establishment providing ONLINE banking services using Gulfsat Madagascar’s Alvarion based WiMAX product lines. Gulfsat Madagscar is the first service provider in the region rolling out the WiMAX based Internet services with already many clients availing these services for the high speed internet connectivity which allows customers to even get up to 3 Mbps of download.

For more information, please visit our web site: www.gulfsat.mg or contact us at: +261 20 22 030 97 or info@gulfsat.mg

About Alvarion

With more than 2 million units deployed in 140 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.